

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2019

Allen Hartman
Chief Executive Officer
Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman vREIT XXI, Inc.**
> **Post Effective Amendment No. 5 to Form S-11**
> **Filed November 20, 2019**
> **File No. 333-207711**

Dear Mr. Hartman:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post Effective Amendment No. 5 to Form S-11 filed November 20, 2019

General

1. We note your discussion under the heading "Determination of Net Asset Value Per Share as of December 31, 2018" regarding the appraisals provided by Collier's International Valuation and Advisory Services and the appraisal review engagement by LaPorte CPAs and Business Advisors. Please include these entities' consents as required by Rule 436 and Item 601(b)(23) of Regulation S-K, or advise us why you believe you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction